





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter Greenblatt & Associates LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 St Marks Avenue

(No. and Street)

Brooklyn	New York	11238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ezra Angrist 609-497-1282

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman Flynn Vollaro CPA's PC

(Name – *if individual, state last, first, middle name*)

534 Broadhollow Road Suite 302	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ezra Angrist _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walter Greenblatt & Associates LLC _____ , as of March 1 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHERRY A. GRINDEL
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 01GR6338738
My Commission Expires 03-21-2020

_____
Signature

CFO/CCO/FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

WALTER GREENBLATT & ASSOCIATES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Walter Greenblatt & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial condition of Walter Greenblatt & Associates, LLC as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Walter Greenblatt & Associates, LLC's management. Our responsibility is to express an opinion on Walter Greenblatt & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Walter Greenblatt & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Walter Greenblatt & Associates, LLC's financial statements. The supplemental information is the responsibility of Walter Greenblatt & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Flynn Vollaro CPA's

We have served as Walter Greenblatt & Associates, LLC's auditor since 2004.

Melville, NY

February 28, 2019

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current assets:

Cash	$ 119,960
Accounts receivable	1,233
Prepaid expenses	822
Fixed Assets	2,579
Total current assets	$ 124,594

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accrued expenses and payroll liabilities	$ 8,231
Deferred revenue	11,813
Total current liabilities	20,044
Members' equity	104,550
Total liabilities and members' equity	$ 124,594

The accompanying notes and accountants' audit report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

Revenue	$ 823,916
Operating expenses:	
Outside services	210,173
Officers salary	67,000
Employee salaries	126,667
Pension expense	47,829
Professional fees	198,553
Travel expenses	14,073
Payroll taxes	15,546
Office supplies and other expenses	16,618
Telephone expense	10,202
Dues and subscriptions	27,278
Meals and Entertainment	3,207
Payroll processing	2,407
Total operating expenses	739,553
Net Income	84,363
Members' equity – January 1, 2018	20,187
Member contributions or distributions	-
Members' equity – December 31, 2018	$ 104,550

The accompanying notes and accountants' audit report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net Income	$84,363
Adjustments to reconcile net income to	
net cash used by operating activities:	
Depreciation	762
Changes in operating assets and liabilities:	
Accounts receivable	3,343
Prepaid expenses	342
Accounts expenses and payroll liabilities	(50,878)
Deferred revenue	11,813
Net cash provided by operating activities	49,745
Cash flows from investing activities	-
Cash flows from financing activities	-
Net change in cash	49,745
Cash at beginning of year	70,215
Cash at end of year	$ 119,960
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' audit report
are an integral part of this statement.
-5-

1. Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Revenue Recognition

The Company recognizes revenue when services are performed.

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2018, the first day of the Company's fiscal year using the modified retrospective approach.

The adoption of this ASU did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of being paid commissions once capital is raised. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of the adoption.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through February 28, 2019, the date which the financial statements were available to be issued.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $99,915 at December 31, 2018, which exceeded required net capital of $5,000 by $94,915. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 20.1%.

3. Retirement plan

The Company implemented a 401k profit sharing plan in 2009. The plan allows elective employee contributions via salary deferral. The Company also makes an annual profit sharing contribution to the plan. Pension expense for the period ending December 31, 2018 is $47,829.

4. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due upon receipt. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers. At December 31, 2018 the reserve for bad debt is $97,364.

5. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; (if applicable, add these - how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions on Capital Raised	$ 766,696
Management Consulting Services	49,500
Total revenue from contracts	$ 816,196

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2018.

Performance obligation
Commissions on capital raised: The Company raises investment capital from investors for its clients. Each time an investor invests in one of the Company's clients, the Company charges a commission. Commissions are billed on the date that the client receives the investment funding and relevant documents. The Company believes that the performance obligation is satisfied on that date because that is when the investment is logged by the client company and the investor becomes an owner of the security sold.

Management Consulting Services. The Company provides management consulting services on a monthly basis to certain clients. The services primarily consist of taking the role of acting CFO and related services including, but not limited to, bookkeeping, purchasing and strategic advising on financial matters. Revenue is recognized on the first of the month for the current month.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded certain costs incurred to obtain revenue contracts with its customers, including syndication costs for clients where capital raising has been syndicated. These costs are expensed immediately as there are no performance obligations created for future events.

6. Related Parties

The Company provides monthly management services for Illuminare Biotechnologies, Inc. The Company owns 24.976% of the voting stock of Illuminare.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2018

SCHEDULE I

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2018

Total ownership equity from statement of financial condition	$ 104,550
Total nonallowable assets from statement of financial condition	4,635
Net capital before haircuts on securities positions	99,915
Haircuts on securities	-
Net capital	$ 99,915

Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 20,044
Total aggregate indebtedness	$ 20,044
Percentage of aggregate indebtedness to net capital	20.1%

Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 1,336
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 94,915
Excess net capital at 1000%	$ 97,910

See Report of Independent Registered Public Accounting Firm

SCHEDULE I(CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2018

	Focus Report- Part IIA Period ended December 31, 2018	Adjustments	Annual Financial Statements at December 31, 2018
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 108,124	($3,574)	$104,550
Deductions and/or charges; Total nonallowable assets from statement of financial condition	5,396	($762)	4,635
Total deductions	5,396	($762)	4,635
Net capital	$ 102,728	($ 2,813)	$ 99,915

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2018

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the members of Walter Greenblatt & Associates, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Walter Greenblatt & Associates, LLC and the SIPC, solely to assist you and SIPC in evaluating Walter Greenblatt & Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Walter Greenblatt & Associates, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Walter Greenblatt & Associates, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Walter Greenblatt & Associates, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lehman Flynn Vollaro CPA's

Melville, New York
February 28, 2019

WALTER GREENBLATT & ASSOCIATES, LLC

SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2018

General Assessment Calculation

Total Revenue	$823,916
Revenue Exempt from Assessment	(7,720)
Total Assessable Revenue	816,196
Rate	0.0015
General Assessment Due	1,224
Less Previous Overpayment	(263)
Plus Interest	0
Remaining Assessment Due	961
Paid with SIPC-7	(979)
Overpayment	($18)

Overpayment resulted from revenue adjustment between
SIPC-7 and audited financial statements

See Report of Independent Registered Public Accounting Firm on applying agreed-upon procedures

LEHMAN FLYNN VOLLARO P.C.
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD · SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of Walter Greenblatt & Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Walter Greenblatt & Associates, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Walter Greenblatt & Associates, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Walter Greenblatt & Associates, LLC stated that Walter Greenblatt & Associates, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Walter Greenblatt & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Walter Greenblatt & Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman, Flynn Vollaro CPA's

Melville, NY
February 28, 2019

WALTER GREENBLATT & ASSOCIATES, LLC

EXEMPTION REPORT

DECEMBER 31, 2018

On behalf of Walter Greenblatt & Associates, LLC, I, Ezra Z. Angrist. as FinOp and CCO, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31. 2018:

- Walter Greenblatt & Associates, LLC claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Walter Greenblatt & Associates, LLC did not hold any customer funds or securities at any time during the year.
- Walter Greenblatt & Associates, LLC met the identified exemption provisions throughout the reporting period of January 1, 2018 thru December 31, 2018, without exception.

Ezra Z. Angrist

SHERRY A. GRINDEL
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 01GR6338738
My Commission Expires 03-21-2020

Ezra Z. Angrist
FinOp and CCO
Walter Greenblatt & Associates. LLC